Exhibit 99.3

FINANCIAL STATEMENTS

February 2, 2015

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Wi-LAN Inc.

We have audited the accompanying consolidated financial statements of Wi-LAN Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of operations and comprehensive earnings, shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc. and its subsidiaries as at December 31, 2014 and 2013 and their financial performance  and their cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario

2014 Financial Results